                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549




                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 3) *




                  Cooperative Bankshares, Inc.
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                            216844100
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
          Notes).

CUSIP No. 216844100               13G          Page 2 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Cooperative Bank for Savings, Inc., SSB
     Employee Stock Ownership - 401(k) Savings Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     56-0188330

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of North Carolina

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER           152,497

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:     152,497

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       152,497

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  5.1%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 216844100               13G          Page 3 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Daniel W. Eller

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            39,796*

6.   SHARED VOTING POWER           8,774

7.   SOLE DISPOSITIVE POWER:      39,796

8.   SHARED DISPOSITIVE POWER:     8,774

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      48,570

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.6%

12.  TYPE OF REPORTING PERSON:   IN

* Shares held by 401(k) are equivalent shares based on closing stock price of $24.50 at 12/31/97.

CUSIP No. 216844100               13G          Page 4 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Eric R. Gray

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            39,616*

6.   SHARED VOTING POWER          11,584

7.   SOLE DISPOSITIVE POWER:      39,616

8.   SHARED DISPOSITIVE POWER:    11,584

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      51,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.7%

12.  TYPE OF REPORTING PERSON:  IN

* Shares held by 401(k) are equivalent shares based on closing stock price of $24.50 at 12/31/97.

CUSIP No. 216844100               13G          Page 5 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Edward E. Maready

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            43,880*

6.   SHARED VOTING POWER           8,774

7.   SOLE DISPOSITIVE POWER:      43,880

8.   SHARED DISPOSITIVE POWER:     8,774

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      52,654

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1.7%

12.  TYPE OF REPORTING PERSON:   IN

* Shares held by 401(k) are equivalent shares based on closing stock price of $24.50 at 12/31/97.

CUSIP No. 216844100               13G          Page 6 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Frederick Willetts, III

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER           124,821*

6.   SHARED VOTING POWER           8,774

7.   SOLE DISPOSITIVE POWER:     124,821

8.   SHARED DISPOSITIVE POWER:     8,774

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     133,595

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   4.4%

12.  TYPE OF REPORTING PERSON:   IN

* Shares held by 401(k) are equivalent shares based on closing stock price of $24.50 at 12/31/97.

CUSIP No. 216844100               13G          Page 7 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Otto C. Burrell, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            22,150*

6.   SHARED VOTING POWER           8,774

7.   SOLE DISPOSITIVE POWER:      22,150

8.   SHARED DISPOSITIVE POWER:     8,774

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      30,924

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   1%

12.  TYPE OF REPORTING PERSON:   IN

* Shares held by 401(k) are equivalent shares based on closing stock price of $24.50 at 12/31/97.

                                              Page 8 of 11 Pages

ITEM 1(a)  NAME OF ISSUER.
           Cooperative Bankshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           201 Market Street
           Wilmington, North Carolina  28401

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Cooperative Bank for Savings, Inc., SSB Employee Stock Ownership - 401(k) Savings Plan ("KSOP"), and the following individuals who serve as KSOP committee members and trustees of the trust established under the KSOP: Otto C. Burrell, Jr., Daniel W. Eller, Eric R. Gray, Edward E. Maready, and Frederick Willetts, III.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.  This
Schedule 13G is being filed on behalf of the KSOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each KSOP committee member and trustee of the trust established pursuant to the KSOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                                              Page 9 of 11 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the KSOP, the KSOP committee has the power to direct the receipt of dividends on shares held in the KSOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                              Page 10 of 11 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOPERATIVE BANK FOR SAVINGS, INC., SSB
EMPLOYEE STOCK OWNERSHIP - 401(k) SAVINGS PLAN

By Its Trustees:


     /s/ Otto C. Burrell, Jr.                   January 30, 1998
     __________________________________         ________________
     Otto C. Burrell, Jr., as Trustee           Date
        and Committee Member

     /s/ Daniel W. Eller                        February 2, 1998
     __________________________________         ________________
     Daniel W. Eller, as Trustee                Date
        and Committee Member

     /s/ Eric R. Gray                           January 30, 1998
     __________________________________         ________________
     Eric R. Gray, as Trustee                   Date
        and Committee Member

     /s/ Edward E. Maready                      February 2, 1998
     __________________________________         ________________
     Edward E. Maready, as Trustee              Date
        and Committee Member

     /s/ Frederick Willetts, III                January 30, 1998
     __________________________________         ________________
     Frederick Willetts, III as Trustee         Date
        and Committee Member

/s/ Otto C. Burrell, Jr.                        January 30, 1998
_________________________________________       ________________
Otto C. Burrell, Jr., as an Individual          Date
  Stockholder

/s/ Daniel W. Eller                             February 2, 1998
_________________________________________       ________________
Daniel W. Eller, as an Individual               Date
  Stockholder

/s/ Eric R. Gray                                January 30, 1998
_________________________________________       ________________
Eric R. Gray, as an Individual                  Date
  Stockholder

/s/ Edward R. Maready                           February 2, 1998
_________________________________________       ________________
Edward R. Maready, as an Individual             Date
  Stockholder

/s/ Frederick Willetts, III                     January 30, 1998
_________________________________________       ________________
Frederick Willetts, III, as an Individual       Date
  Stockholder

                                              Page 11 of 11 Pages

Exhibit A
---------

     The trustees of the KSOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the KSOP. Pursuant to Section 13.6 of the KSOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee as directed by the KSOP Committee. Pursuant to Section 13.3 of the KSOP, the trustees exercise investment direction as directed by the KSOP Committee. Overall, the KSOP's trustees must exercise voting and dispositive power with respect to the assets, including common stock of the issuer, held by the KSOP pursuant to the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.